

February 6, 2013

Via E-mail
Mr. James O. Harp, Jr.
  Chief Financial Officer
Hornbeck Offshore Services, Inc.
103 Northpark Boulevard, Suite 300
Covington, Louisiana 70433

> **Re:** **Hornbeck Offshore Services, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **File No. 1-32108**
>
> **Definitive Proxy Statement**
> **Filed April 26, 2012**
> **File No. 1-32108**

Dear Mr. Harp:

We have reviewed your response dated January 31, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Management's Discussion and Analysis

Critical Accounting Estimates, page 42

1.   We have reviewed your responses to prior comments 1 and 2. In this regard, we believe your detailed response, and in particular the last paragraph of your response to prior comment 2, is informative to an investor and should be fully reflected in an extended discussion under Carrying Value of Vessels within MD&A- Critical Accounting Estimates. Please provide us with your proposed future filing disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Beverly A. Singleton at (202) 551-3328 or Margery Reich, Senior Review Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at (202) 551-3798 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469 or me at (202) 551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief